[Lexington Realty Trust Letterhead]

August 22, 2007

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Karen Garnett, Assistant Director

Re:	Lexington Strategic Asset Corp.

Registration Statement on Form S-11

(File No. 333-133440)

Dear Ms. Garnett:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Lexington Realty Trust (“Lexington”), as successor by merger to Lexington Strategic Asset Cop. (“LSAC”), hereby applies for withdrawal of LSAC’s Registration Statement on Form S-3 originally filed with the Securities and Exchange Commission (the “SEC”) on April 20, 2007 (File No. 333-133440) (the “Registration Statement”). Lexington is withdrawing the Registration Statement because on June 30, 2007, LSAC and Lexington entered into that certain Agreement and Plan of Merger, dated as of June 30, 2007, pursuant to which LSAC was merged with and into Lexington.

LSAC has not issued and Lexington will not issue any securities under the Registration Statement. This letter confirms that, pursuant to Rule 477 under the Securities Act, the Registration Statement is hereby withdrawn.

Please contact the undersigned at (212) 692-7250 if you have any questions regarding this matter.

Sincerely,

/s/ Joseph S. Bonventre

Joseph S. Bonventre

cc:           Jennifer Gowetski
Mark Schonberger